

August 31, 2021

Michael Burdiek
Chief Executive Officer
Motion Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

> **Re: Motion Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 17, 2021**
> **File No. 333-257681**

Dear Mr. Burdiek:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed on August 17, 2021

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus
Sensitivity Analysis, page 20

1. We note your response to prior comments 1 and 4 and re-issue them in part. Please expand your sensitivity analysis to include the impact of redemptions on the per share value under each of the redemption scenarios and include the effect of the underwriting fee on such per share value at each redemption level presented.

Proposal No. 1 - The Business Combination Proposal
Motion's Board of Directors' Reasons for Approval of the Business Combination, page 114

2. We note your revised disclosure in response to prior comment 19 and reissue it in part. We note your disclosure on page 110 that Motion's management had several calls with Barclays to validate and modify the proposed set of publicly listed comparable companies that was initially provided by DocGo. We also note your disclosure here that in valuing DocGo's business, Motion's Board gave considerable weight to the valuations experienced by comparable publicly traded companies in the telehealth and associated sectors of the healthcare industry. Please revise your disclosure to disclose the set of comparable publicly traded companies initially provided by DocGo and discuss the rationale for modifying such list, including the reasons any companies were excluded or additional companies included in the modified list.

Background of the Proposed Transaction
Certain Forecasted Financial Information for DocGo, page 117

3. The revised disclosure provided in response to prior comment 20 addresses changes that have occurred since the forecasts were developed for the Mobile Health segment. Revise this disclosure to also address any changes that have affected the Transportation Services segment.

4. Disclosure on page 118 states that the revenues from leased hour contracts will be driven by the number of markets in which DocGo operates and how successful DocGo is in obtaining such contracts. Clarify the assumptions that were used to derive the projections for revenues from leased hour contracts.

U.S. Federal Income Tax Considerations, page 145

5. We note your response to prior comment 38 and reissue the comment in part. Please revise your disclosure to clearly express an opinion on the tax treatment of the merger and the related transactions. If the merger is not taxable to shareholders, please also file a tax opinion with your registration statement. If there is uncertainty regarding the tax treatment, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. In that regard, we note that Section 1.14 of the merger agreement provides that the parties intend that the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code and your revised disclosure on page 147 that the parties have agreed to report the merger in a manner consistent with such tax treatment so that the merger may qualify as a "reorganization" within the meaning of Section 368 of the Code. Refer to Item 601(b)(8) of Regulation S-K.

DocGo's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 204

6.   Based on the revised disclosure in response to prior comment 36, it is not clear what supporting factors you believe are relevant in explaining differences between the values of recently granted stock-based awards compared to the fair value implied by the proposed business combination. Provide us with a more comprehensive explanation of the factors you believe support these differences. In addition, provide us with information necessary to compare the weighted average grant date fair value per share for stock options granted during the periods ended June 30, 2021 and December 31, 2020 to their equivalent fair value as implied by the proposed business combination.

7.   It does not appear that the expanded disclosure in response to prior comment 37 adequately describes the nature of the material assumptions used to calculate the fair value of DocGo's stock-based awards. Please revise to provide this type of information.

Audited Financial Statements of Ambulnz, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-77

8.   We note the disclosure added in response to prior comment 45 indicating that all transaction prices are fixed and determinable. We also note the accounting policy description retains the disclosure regarding estimated contractual allowances for claims subject to contracts with responsible paying entities. Please revise your disclosure further to provide a clearer explanation of the nature of these contractual allowances based on their typical characterization in DocGo's contracts with its customers.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant